Cannabis Sativa, Inc.

450 Hillside Dr. #A224

Mesquite, Nevada 89027

March 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cannabis Sativa, Inc.
Request for Withdrawal Pursuant to Rule 477 of Post-effective Amendment of Registration Statement on Form S-4 Filed on March 21, 2023 (File No. 333-269172)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cannabis Sativa, Inc. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Post-effective Amendment of our Registration Statement on Form S-4 (File No. 333- 269172) (the “Post-effective Amendment”) filed on March 21, 2023, because when filed on EDGAR, the Post-effective Amendment was improperly tagged as S-4/A and should have been tagged as POS AM.  It is our purpose to refile the Post-effective Amendment properly tagged, following this withdrawal.  As of the posting of this withdrawal, no securities have been issued or sold under the Registration Statement on Form S-4.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Gary R. Henrie, Esq. at (307) 200-9415.

Very truly yours,

/s/ David Tobias

David Tobias, CEO